J. P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

As representatives of the several Underwriters

c/o J. P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

September 30, 2013

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mara L. Ranson

Re:	Request for Effectiveness for Burlington Stores, Inc.

Registration Statement on Form S-1 (File No. 333- 189632)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Burlington Stores, Inc. (the “Company”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m. Washington, D.C. time, on Tuesday, October 1, 2013, or as soon thereafter as possible.

Pursuant to Rule 460 of the Act, we wish to advise you that the distribution of the Company’s preliminary prospectus relating to the proposed initial public offering of the Company’s common stock commenced on September 19, 2013. Approximately four thousand (4,000) copies of the preliminary prospectuses were distributed to prospective underwriters, institutional investors, dealers and others. The preliminary prospectus has been available on the Securities and Exchange Commission’s website since September 19, 2013.

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, J. P. MORGAN SECURITIES LLC MORGAN STANLEY & CO. LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED as representatives of the several Underwriters
By:	J. P. MORGAN SECURITIES LLC

By:	/s/ Hyun Chang
Name:	Hyun Chang
Title:	Executive Director

By:	MORGAN STANLEY & CO. LLC

By:	/s/ John Tyree
Name:	John Tyree
Title:	Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]